Earthstone Energy, Inc.
1400 Woodloch Forest Dr., Suite 300
The Woodlands, Texas 77380
(281) 298-4246
August 12, 2021
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Timothy (T.J.) Collins
Re:    Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-258455) of Earthstone Energy, Inc.
Ladies and Gentlemen:
On behalf of Earthstone Energy, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 10:00 a.m., Washington, D.C. time, on Monday, August 16, 2021, or as soon as practicable thereafter.
Once the above referenced Registration Statement is effective, please orally confirm the event with our counsel, Jones & Keller, P.C. by calling Adam J. Fogoros at (303) 785-1618.
Thank you for your assistance in this matter. If you need additional information, please contact Mr. Fogoros.

Very truly yours,

EARTHSTONE ENERGY, INC.

By:	/s/ Robert J. Anderson
Name:	Robert J. Anderson
Title:	President and Chief Executive Officer